# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEUROGENE INC., CIK 0001404644
CUSIP: 64135M105
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 535 W 24th St., 5th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-23-004088
Filed by CIK 0001281446

## Reporting persons
- Great Point Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 442,761; sole dispositive power 0; shared dispositive power 442,761; aggregate amount beneficially owned 442,761 (2.98% of the class)
- Dr. Jeffrey R. Jay, M.D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 442,761; sole dispositive power 0; shared dispositive power 442,761; aggregate amount beneficially owned 442,761 (2.98% of the class)
- Ms. Lillian Nordahl: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 442,761; sole dispositive power 0; shared dispositive power 442,761; aggregate amount beneficially owned 442,761 (2.98% of the class)

## Item 1. Issuer
Name of issuer: NEUROGENE INC.
Address of issuer's principal executive offices: 535 W 24th St., 5th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing:
Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Ms. Lillian Nordahl

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2025, a copy of which is filed with this SCHEDULE 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830
Citizenship: Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Ms. Lillian Nordahl is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 442,761
Percent of class: 2.98
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 442,761
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
442,761

1. Great Point Partners, LLC

(a) Amount beneficially owned: 442,761

(b) Percent of class: 2.98

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 442,761

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 442,761

2. Dr. Jeffrey R. Jay, M.D.

(a) Amount beneficially owned: 442,761

(b) Percent of class: 2.98

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 442,761

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 442,761

3. Ms. Lillian Nordahl

(a) Amount beneficially owned: 442,761

(b) Percent of class: 2.98

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 442,761

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 442,761

The percent of class is based on 14,854,725 shares outstanding as reported by the Issuer in its Form 10-Q filed with the SEC on November 18, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G/A to which this Exhibit is attached, and such SCHEDULE 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

Great Point Partners, LLC
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl
By: /s/ Ms. Lillian Nordahl
Ms. Lillian Nordahl

## Signatures
- Great Point Partners, LLC: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D - Senior Managing Member (02/14/2025)
- Dr. Jeffrey R. Jay, M.D.: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D (02/14/2025)
- Ms. Lillian Nordahl: /s/ Ms. Lillian Nordahl, Ms. Lillian Nordahl (02/14/2025)